Exhibit 99.1

Press release 23 April 2014

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION

WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Interxion Holding N.V. Announces Private Offering of €125 million of 6.00% Senior Secured Notes due 2020

Amsterdam, The Netherlands — April 23, 2014 - Interxion Holding N.V. (“Interxion”, “we, “us”, or the “Company”) (NYSE:INXN) today announced that it intends to offer, subject to market and other conditions, €125 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Notes”). The Notes will be guaranteed by certain subsidiaries of the Company. The Notes are being issued under the indenture pursuant to which, on July 3, 2013, the Company issued €325 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company expects to use the net proceeds of the offering (i) to pay for capital expenditures related to expansions of its existing data centres and for new data centres, (ii) to pay fees and expenses incurred in connection with the offering, and (iii) for other general corporate purposes. In addition, the Company intends to terminate at the time of closing of this offering the new €100 million senior secured credit facility that it entered into on April 14, 2014. No amounts have been drawn under this facility.

The Notes and the guarantees thereof have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the Notes will be offered only to qualified institutional buyers and to persons outside the United States in reliance on Rule 144A and Regulation S under the Securities Act, respectively. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Neither the content of Interxion’s website nor any website accessible by hyperlinks on Interxion’s website is incorporated in, or forms part of, this announcement. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com